UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SANTARUS, INC.

(Name of Subject Company (Issuer))

WILLOW ACQUISITION SUB CORPORATION

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, INC.

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Rick D. Scruggs, Executive Vice President, Business Development

William Bertrand, Jr., Senior Vice President, General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

(919) 862-1000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With Copies to:

David B.H. Martin, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 662-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Santarus, Inc., a Delaware corporation (“Santarus”), pursuant to an Agreement and Plan of Merger, dated as of November 7, 2013, among Salix, Salix Pharmaceuticals, Inc., a California corporation, Merger Sub and Santarus.

On November 11, 2013, Salix distributed the following question and answer document to its employees:

Santarus, Inc. Acquisition

Question and Answer Document

Salix Employees

The following questions and answers are for use by leaders, managers and employees at Salix.

Purpose

The purpose of this Internal Question and Answer Document is to have a consistent reference point for questions related to the Santarus Acquisition.

What does this mean to the company?

1.	Why are we acquiring Santarus, and how does this align with our strategy?

This is a transformational event for Salix and an important milestone in our growth as a leading company in gastrointestinal disease. This acquisition will provide Salix with a diverse portfolio of well-established and meaningful products. They include XIFAXAN®, UCERIS®, GLUMETZA®, APRISO®, ZEGERID®, MOVIPREP®, RELISTOR®, SOLESTA, FULYZAQ®, CYCLOSET® and FENOGLIDE®, further reinforcing our leadership in the market.

One of Salix’s core strategies and strengths is its specialty sales force. Expanding and aligning sales teams, coupled with our dedication to service, will allow Salix to offer a robust range of products to address the GI and digestive disease specialty segments. We believe the addition of Santarus’ sales capacity will allow us to capture significant product sales currently not accessed by Salix’s sales effort. This acquisition is about reinforcing our strong position in gastroenterology and expanding our digestive disease expertise into other key specialties.

This acquisition is possible because of the strong reputation that Salix has built and the accomplishments and hard work of you, our employees. This expansion is an important milestone for our company. We believe our combined company will be better positioned to provide solutions for gastrointestinal disorders to patients and healthcare providers.

2.	How are we paying for this transaction?

The acquisition of Santarus is expected to be an all-cash transaction valued at approximately $2.6 billion dollars. Salix intends to finance the transaction with a combination of approximately $800 million cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC. Jefferies Finance LLC has also committed to provide an additional $150 million revolving credit facility. The commitment to provide the financing is subject to the satisfaction of customary conditions. The tender offer is not subject to a financing condition.

3.	When will the transaction be approved?

Now that the deal has been announced, there are a number of conditions that need to be satisfied, including customary regulatory review under U.S. antitrust laws. We anticipate the transaction to close on January 2, 2014. Until approval, Santarus and Salix are two separate companies. For this reason, we must consider our day-to-day activities to remain unchanged. It’s “business as usual.” We must remain focused on our 2013 goals and continue to work hard and finish the year strong.

4.	How do we anticipate the market to react?

This acquisition provides many synergies so we anticipate the market to respond favorably. There are significant revenue opportunities; for example, we will be able to leverage Santarus’ specialized sales force to expand our digestive disease expertise into primary care. Additionally, adding Santarus’ complementary products to our portfolio will allow us to diversify our product offering and expand our revenue base.

5.	When can I sell Salix stock?

The regular trading window was closed around announcement but re-opens starting Tuesday, November 12, 2013. As always, you will need to pre-clear any trade requests through Bill Bertrand and Adam Derbyshire.

6.	How does this deal impact our product offerings?

The combined company is expected to have a leading position with a strong portfolio of 22 marketed products, including XIFAXAN®, UCERIS®, GLUMETZA®, APRISO®, ZEGERID®, MOVIPREP®, RELISTOR®, SOLESTA, FULYZAQ®, CYCLOSET® and FENOGLIDE®. What this means is that we will be able to reinforce our strong position in gastroenterology and expand our digestive disease expertise into primary care.

7.	Have we been successful in the past acquiring and integrating new products?

Salix has a proven track record of acquiring products and has acquired 18 since inception. We have also been successful in progressing product candidates through late-stage development and FDA approval, including 9 NDA approvals and new product launches since 2000 and 2 NDA/sNDA approvals pending. We are committed to being the leading gastrointestinal-focused company, and this acquisition is an important part of our strategy.

8.	What are the plans, if any, to change our investment level in R&D?

Salix’s business model complements Santarus’ approach which is focused on in-licensing and completing development for new product candidates for commercialization in the largest and most competitive market in the world (the US). Until this acquisition is complete, we expect that Santarus will continue to progress their pipeline. Once the deal is completed, we will look to have a number of discussions to better understand the complementary and synergistic nature of the current Santarus pipeline with the current Salix pipeline.

9.	Why did we choose to focus on primary care versus other areas?

Market research indicates that a significant percentage of our current products are prescribed by primary care physicians. Through this acquisition, we will be able to leverage Santarus’ specialty capacity immediately, allowing us to expand our GI products with broader targets. We anticipate these to be a significant source of GI product sales in the future.

So, this is a strategic merger of sales efforts. It should help us to increase sales of our current products in the short term and help prepare us to maximize sales of potential products in the longer term.

10.	What about Salix’s sales force? Will they be trained on Santarus products?

Yes. We plan to train Salix sales representatives on Santarus products after close. There will be more information on training in the coming weeks as integration plans take shape.

11.	What will happen to those business functions that the two companies share? They include, for example, Marketing, IT, HR, R&D?

Both businesses will remain in “business as usual” mode until the deal closes. As we move through the integration process, we will, as a normal course of business, review all operations. The goal is to minimize any disruption but make decisions that will best support our combined business. To help in this regard, we have hired external advisors to help support the integration. Rest assured that any change to the way we do our work will be communicated to anyone involved in advance of the change.

The resulting expansion of our sales forces provides a number of opportunities for growth. We will be able to discuss further details in the coming weeks.

12.	How will we integrate the products into our current sales force and bags?

We are currently in the early stages of planning but the Integration Team with Scott Plesha, John Temperato and other Senior Staff members are developing the plan to integrate the Santarus sales team once the deal closes. To focus our sales efforts and leverage the talents of our combined specialty sales force, Scott and John will each oversee one of our two focus areas. Scott will lead the GI sales forces – Integra and Futura – and a new third GI sales force called Willow. John will lead the Digestive Disease Specialty sales force. Scott will continue to lead our Training and Telesales Teams. John will continue to lead our Key Accounts/HIV Therapeutic Specialist Teams, Institutional Sales Force, as well as our Federal and Managed Markets Teams. There will be no changes until the transaction is approved.

13.	What will we call our combined company? What will the management team be?

The combined company will retain the Salix Pharmaceuticals, Inc. name and will be led by current Salix Senior Management.

14.	We are two different companies; how can we be similar?

We find our company culture and values to be similar in many ways. Both of our organizations are proud of the companies we have built and share a commitment to integrity, ethics, teamwork, accountability and innovation. This, along with our complementary products, is why we think we will be a great match.

15.	When will we have an opportunity to interact with Santarus’ employees?

We are all excited about the opportunity to meet and interact with Santarus’ employees, but until the deal closes we are in a “quiet period.” Until the transaction closes, Santarus and Salix remain two separate companies. We must continue to allow Santarus to run their business and we must continue to run ours. Until then, we must be very careful about how we behave and what we communicate. The restrictions mean we cannot discuss the deal or any potential changes with any members of the Santarus work force. Some Santarus sales counterparts may run into Salix sales representatives and ask you about our territory alignments and our policies and procedures. Until the deal closes, speaking with them about Salix, the proposed transaction or anything else related to our business is strictly prohibited. You can respectfully let them know that until closing, you are prohibited to speak about our business but that you know that as soon as it closes, Salix management will lead them through the transition. In the meantime, you can recommend that they take all questions to their own management teams. You can also refer any questions you may receive from Santarus personnel to Scott Plesha and John Temperato or your own manager.

What does it mean to our customers?

1.	Should I still consider Santarus to be a competitor? What information can I share freely with the other company? Are there types of information I should not share? If so, what are they?

Antitrust Laws prohibit collusion between buyers and sellers, so activities such as setting prices together or coordinating business plans is not permitted. The deal is contingent on the government’s approval so we must avoid making statements that lead the market to believe we are “jumping the gun.” What that means, for example, is that we need to avoid making statements or taking action that suggest that the buyer, Salix, has effectively assumed control of the seller, Santarus.

We must continue to allow Santarus to run their business and we continue to run ours during the time between signing and close. We must be very careful about how we behave and what we communicate during this time. These restrictions apply until the deal closes, so consider the period until the deal closes as a “quiet period.” We are proud of our strong track record of being an ethical and compliant company and appreciate your understanding of these rules.

For our sales force, this means you cannot discuss the deal or any potential changes with any members of the Santarus sales force. Some Santarus sales representatives might ask you about our territory alignments and our policies and procedures. Until the deal closes, speaking with them about our company, this proposed transaction or anything else related to our business is strictly prohibited. You can respectfully let them know that until closing, you are prohibited to speak about our business but that as soon as it closes, Salix management will lead them through the transition. In the meantime Santarus employees should take any questions to their own management teams. You can also refer questions you may receive from Santarus employees to Scott Plesha and John Temperato.

2.	What should I tell my customers if they ask about the acquisition? Will the products they buy from Santarus be available to them after we become one company?

If your customers ask about the acquisition, please tell them that until the deal closes, it’s “business as usual.” Salix and Santarus will continue to sell and market their own products to customers.

3.	Does anything change today in terms of how or what we currently sell and market? What about after the deal closes?

Until the deal closes, nothing changes in terms of how or what we sell and market. Upon deal close, we will communicate to Salix and Santarus customers about the combined product portfolio. Our focus and commitment to our customers throughout the acquisition and integration period will be on ensuring there is minimal disruption to the high standards of service they expect from us.

4.	Will our sales force model change as a result of the acquisition? What will the sales leadership structure look like?

The Integration Team has developed a proposed plan to integrate Santarus once the deal closes. To focus our sales efforts and leverage the talents of our combined specialty sales forces, Scott Plesha and John Temperato will each oversee one of our two focus areas. Scott will lead the GI sales forces – Integra and Futura – and a new third GI sales force called Willow. John will lead the Digestive Disease Specialty sales force. Scott will continue to lead our Training and Telesales Teams. John will continue to lead our Key Account / HIV Therapeutic Specialist Teams, Institutional Sales Force, as well as the Federal and Managed Markets Teams.

We expect many of Santarus’ sales representatives and field managers to be a great fit for our organization and will integrate them into our new model. After this expansion we will be an even stronger, united field sales force bringing products to a much broader group of health care providers and, most importantly, a larger number of patients!

Our new plan includes numerous opportunities for expansion and for career advancement and growth. Your Managers and Area Directors are the best people to go to with those questions. The most important thing you can do is to stay focused on increasing demand for our products. We have just a few remaining days left in the quarter; so let’s do our best to reach our targets and generate prescriptions!

5.	Will we get information and training on the new set of products we can sell to customers? When can we start to market those products?

We are currently working on exciting plans to integrate Salix and Santarus’ sales and marketing organizations and focus on GI and digestive disease. We have only just begun to plan for the integration prior to deal close, but nothing will officially change until the close. Our goal is to fully incorporate and train Santarus’s sales force by the National Sales Meeting in February.

6.	How will we market the full set of products to customers?

Through this acquisition, we will be able to leverage Santarus’ primary care physician sales capacity immediately to gain revenue synergies from Salix’s existing products. Therefore, moving into primary care will allow us to expand our GI products into other key specialties to capture what we anticipate to be significant product sales that are not currently accessed by the Salix sales effort.

7.	Will some of our products go away when we come together as one company? What about the Santarus’s products?

At this time, there are no plans to eliminate products. At this stage, we do not anticipate any changes to either Salix or Santarus’s existing set of product offerings.

8.	Do we expect to be one company by the time we hold the National Sales Meeting in February 2014?

Yes, we expect the transaction to close on January 2, 2014 and to have our combined sales force in place by the National Sales Meeting. There will be more updates in the comings weeks as we plan to bring the sales teams together.

What does this mean to me?

1.	How will we operate together once the deal closes? How will we support the Santarus part of the business? Will they provide support to what is currently Salix?

We do not expect any significant changes to the way we operate – only to make our organization stronger! We plan to incorporate Santarus’ existing products into our business, so we see a number of opportunities for career advancement as a result.

2.	How will this transaction impact my job on a day-to-day basis? Will I have the same role that I have today?

For the time being, until the transaction is approved, we expect the acquisition will have little impact on our day-to-day responsibilities. The goal is to minimize any disruption but make decisions that will best support our combined business. Any change to the way we do our work will be communicated to affected parties in advance of the change. We have shared with you our plan to refocus the sales organization on GI and digestive diseases specialty. This will allow us to bring our product portfolio to a wider range of healthcare providers.

3.	Will there be any change to Salix’s holiday shutdown?

No change to the winter holiday shutdown is anticipated. This will take place from Monday, December 23 – Tuesday, December 31. Note: Salix will be closed on Wednesday, January 1, 2014 in observance of New Year’s Day. We anticipate the close to take place on January 2, 2014 but we hope to minimize any disruption to holiday plans for the majority of our employees. Your manager will talk to you about any impact to your schedule in the coming weeks. During our holiday, we ask that you work with your own manager and team to provide any support our business might need.

4.	Will promotions be available as a result of this acquisition? If so, what are the criteria? Does this change if I received a contingent promotion in the past?

With the expansion of our product offerings and business operations, we see strong growth in our future. Part of that growth includes career advancement and with it, promotions. Our policy around promotion still stands though this could change over time. Generally speaking, in order to be eligible for a promotion, you must be in your current role for two years or more with no written Performance Improvement Plan (PIP). Some employees were offered contingent promotions in the past. If this is the case for you, you may still be eligible for promotion. You will need to apply and interview for the promotion though we expect your process would be expedited.

Planning for integration is in its early stages and it’s not yet clear where those promotion opportunities lie as a result of the acquisition. Please remember, this acquisition is different than in the past when we planned to expand on our own. This acquisition should provide us with an experienced and talented sales force, many of whom we plan to integrate into our sales forces. Look for further updates in the coming weeks.

5.	Will our sales teams have the same “bag” of products?

We plan to focus our sales effort on GI and digestive diseases. With this expansion comes new focus for us. As sales professionals, your “bag” may change, but it is likely to include a more focused product set. For the sales team, John and Scott are planning to hold more in depth discussions about the proposed sales structure and operations in the coming weeks. Any change to the way we do our work will be discussed with affected parties in advance.

6.	Will there be any relocation? Are we moving offices? Will we expect to see Santarus employees move to our office location here in Raleigh?

There are no plans for relocation at this time. Nor do we plan to move offices. It’s too soon to tell if Santarus employees will join us in our current office location in Raleigh. Salix’s Senior Staff intends to give employees periodic updates, up to and including the pending transaction close, as plans come together.

7.	How will we integrate Santarus’ sales force?

We expect many Santarus’ sales representatives and field managers to be a great fit for our organization and the plan is to integrate them into the new model. After this expansion, our vision is that we will be an even stronger, united field sales force bringing products to a much broader group of health care providers and, most importantly, a larger number of patients.

8.	Will President’s Club remain the same?

Yes, President’s Club will remain the same for Salix employees for 2013.

9.	Will we still have our National Sales Meeting in February?

Yes, our National Sales Meeting will be in February. We also plan to have our new Santarus sales force colleagues join us as well. We are working through a training plan and will communicate it as we finalize these schedules and plans. John Temperato and Scott Plesha are working with HR to build out the specific plans to orient newcomers.

Technology

1.	Will this newly combined company get on the same platforms for things like email and network connectivity? Will Santarus employees receive Salix email addresses and direct dial extensions?

We are in the process of planning for a smooth transition and will bring our colleagues onto our email and network systems as soon as possible after deal close.

2.	When will we be on the same sales and ERP systems?

The goal is to integrate the sales and ERP systems and make this as smooth a transition as possible. This activity may not necessarily take place immediately after close but anyone involved will be consulted prior to any change.

Vendors/Partnerships

1.	What do we tell our vendors about any plans to expand their services to Santarus?

Until the deal closes, we continue to work in “business as usual” mode. This is true for Salix as it is for Santarus. It is our goal to maintain the positive relationships with all third parties, colleagues and customers but we are prohibited from discussing future plans to combine our business with people outside the company.

2.	What happens if we share vendors or partnerships with Santarus? What do we say if vendors start calling us about the opportunities to expand their services?

While we anticipate this transaction will have minimal impact on existing contracts with current businesses we work with, we do expect there to be some changes to these relationships—particularly for those businesses who have held relationships with both Salix and Santarus. We do not plan to make any changes to our vendor relationships. If asked, you can respectfully let vendors or partners know that you are prohibited from talking about the transaction to anyone outside our company.

3.	What should we do if a recruiter calls us with questions about the announcement and about our plans to recruit?

Until the deal closes, we are unable to speak about the implications this acquisition will have on the recruiting process. If you receive inquiries from recruiters, please direct them to Suzie Paulson in the HR department.

IMPORTANT ADDITIONAL INFORMATION

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Santarus, Inc. (“Santarus”) or any other securities. On the commencement date of the Offer, (i) a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Salix with the U.S. Securities and Exchange Commission (the “SEC”), and (ii) a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by Santarus with the SEC. The offer to purchase shares of Santarus common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITIES HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other public documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Please Note: The materials provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including the tender of at least a majority of the outstanding shares of Santarus common stock or that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; risks associated with the proposed debt financing, including that it not close or that its terms are unfavorable; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Applications and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; general economic and business conditions; and other risks detailed in each of Salix’s and Santarus’ prior press releases and public periodic filings with the SEC. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Neither Salix nor Santarus undertakes to update any of these statements in light of new information or future events, except as required by law.